November 4, 2021



MacCary Laban, Esq.
Ropes & Gray LLP
32nd Floor
191 North Wacker Drive
Chicago, IL 60606

               Re:     PIMCO Access Income Fund
                       File Nos. 333-260155 and 811-23749

Dear Mr. Laban:

        On October 8, 2021, you filed a registration statement on Form N-2 for PIMCO Access
Income Fund (the    Fund   ). Our comments are set forth below. For
convenience, we generally
organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS
Cover Page
1. The cover page appears to be approximately five pages long. Please abbreviate the disclosure on the cover page. See Item 1.2. of Form N-2.
2. The first sentence under    Investment Strategy    identifies several
different types of
   investments the Fund will make, including, among other things,    real
estate and real estate-
   related investments (collectively,    real estate investments   )   . If
accurate, please revise the
   sentence to clarify that the term    real estate investments    only refers
to    real estate and real
   estate-related investments    and not to all of the preceding types of
investments in the
   sentence.
3. The second sentence under    Portfolio Contents    identifies a number of
instruments the
   Fund   s portfolio of debt obligations may include. Please only identify those instruments that
   constitute the Fund   s principal portfolio emphasis. Please move disclosure
of other
   instruments elsewhere. See Instruction 1 to Item 8.4. of Form N-2 (stating that discussion of types of investments that will be made by registrant other than those that will constitute its principal portfolio emphasis should receive less emphasis in the prospectus). See also
   Instruction 3 to Item 8.4. of Form N-2.
 MacCary Laban, Esq.
Page 2
November 4, 2021

4. The first sentence of the second paragraph under    Portfolio Contents
states that the Fund
   may invest in real estate investments. Please disclose the maximum
percentage of the Fund   s
   assets, including assets of subsidiaries, that may be invested in real estate. If there is no maximum percentage, please explain to us how the Fund will ensure it is an investment
   company as defined in the Investment Company Act of 1940 (   1940 Act   ).
In your
   response, please address why the Fund will establish a REIT or REOC subsidiary through which it can hold real property and how this affects the investment company status analysis.
   See Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act. We may have more comments after reviewing your response.
5. The third sentence of the second paragraph under    Portfolio Contents
states that the Fund   s
   real estate investments may be structured through privately-owned operating entities that hold whole or partial interests in real properties. The next sentence states
that the Fund   s real
   estate investments may include real estate-related investment companies. Please describe to us in detail the features of these privately-owned operating entities and real estate-related investment companies. Please also tell us whether these privately-owned operating entities, real estate-related investment companies, or any other investment companies through which the Fund will invest in real estate investments, are registered under the 1940 Act or, if not so registered, any exemption from registration such entities rely upon. We may have more comments after reviewing your response.
6. The third paragraph under    Leverage    states that    [w]hen such property
level debt is not
   recourse to the Fund, the Fund will not treat such borrowings as senior securities . . . for
   purposes of complying with the 1940 Act   s limitations on leverage unless
the entity holding
   such debt is a wholly-owned Subsidiary of the Fund and the financial statements of such
   entity is consolidated in the Fund   s financial statements.    Please
revise this sentence to state
   that the Fund will treat all borrowings of a wholly-owned or any other controlled subsidiary
   as senior securities for purposes of complying with the 1940 Act   s
limitations on leverage.
   See Sections 18(a),18(c) and 48(a) of the 1940 Act. See also Use of Derivatives by
   Registered Investment Companies and Business Development Companies, IC-34084 (Nov. 2,
   2020), at text accompanying footnote 29.
7. Please revise the fourth paragraph under    Leverage    to delete    and its
financial statements
   are consolidated with those of the Fund   .
Prospectus Summary     Investment Objectives and Policies (page 3)
8. The first paragraph defines Subsidiary to include wholly-owned and/or controlled subsidiaries. The prospectus cover page defines Subsidiary to only include those that invest in Alt Lending ABS. Please define Subsidiary to include all wholly-owned and any other controlled subsidiaries of the Fund.
 MacCary Laban, Esq.
Page 3
November 4, 2021

Prospectus Summary     Portfolio Management Strategies (pages 4     6)
9. The third sentence states that PIMCO may choose to focus on, among other things, particular countries/regions. If the Fund will be focused on particular countries or regions at launch, please disclose the specific risks of such countries/regions in the Principal Risks of the Fund section.
Prospectus Summary     Portfolio Contents (pages 6     10)
10. Please revise the heading for this section to include the words
Principal Investments   .
    Please move disclosure of any non-principal investments to another location outside of the
    Prospectus Summary. See Instruction to Item 3.2. of Form N-2 (stating that the synopsis should provide a clear and concise description of the key features [emphasis added] of the offering and the Fund). See also Instructions 1 and 3 to Item 8.4. of Form N-2.
11. The fourth paragraph indicates that the Fund may invest in real estate investments through joint ventures with affiliated or unaffiliated third parties. Please tell us (1) whether or not the
    Fund will consolidate the financial statements of the joint venture with its own financial statements and (2) whether or not the Fund will comply with Section 18 of the 1940 Act on an aggregate basis with joint ventures.
12. The fourth, sixth and fourteenth paragraphs indicate that the Fund may invest in real estate investments, Alt Lending ABS and Regulation S securities through subsidiaries. Please respond to the following comments regarding all subsidiaries that are wholly-owned or controlled by the Fund.
   a. The first sentence of the fourth paragraph states that the Fund may invest in real estate investments through one or more subsidiaries. Please disclose whether or not such subsidiaries are wholly-owned or controlled by the Fund.
   b. Disclose any of a subsidiary   s principal investment strategies or
principal risks that
      constitute principal investment strategies or principal risks of the Fund.
   c. Confirm to us that the financial statements of each subsidiary will be consolidated with those of the Fund.
   d. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with each subsidiary.
   e. Disclose that each investment adviser to a subsidiary will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Confirm to us that the investment advisory contract between a subsidiary and its investment adviser will be filed as an exhibit to the registration statement.
 MacCary Laban, Esq.
Page 4
November 4, 2021

   f. Disclose that each subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian for each subsidiary.
   g. Confirm to us that (a) a subsidiary   s management fee (including any
performance fee)
      will be included in the    Management Fee    line item of the fee table
and a Subsidiary   s
      expenses will be included in the    Other Expenses    line item of the
fee table; (b) if a
      subsidiary is not organized in the U.S., the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) a subsidiary and its board
      of directors will agree to inspection by the staff of the Subsidiary   s
books and records,
      which will be maintained in accordance with Section 31 of the 1940 Act.
   h. Explain to us why the Fund will establish subsidiaries to invest in each of real estate investments, Alt Lending ABS and Regulation S rather than directly investing in such investments.
13. The fourth sentence of the third paragraph states that the Fund may invest in securitization risk retention tranches in the capacity of a third party purchaser with respect to securitizations sponsored by others. Please describe risk retention tranches.
14. The last sentence of the fourth paragraph states that the Fund   s real
estate investments may
    include, without limitation, the mortgage-related investments described above, equity or debt securities issued by REITs or real estate-related investment companies, other types of public and private real estate loans and debt and direct investments in commercial and residential real estate, including land, for-sale and for-rent housing, office, hotel, retail and industrial
    investments. Please describe in more detail what    other types of public
and private real
    estate loans    and    land    and    industrial investments    include.
Please disclose the
    geographical location of the real estate in which the Fund can invest. Please also disclose any targeted allocation the Fund expects to have for its portfolio with respect to each of real estate and real estate-related investments. In addition, please enhance the risk disclosure of
    the Fund   s direct investments in real estate in the Principal Risks of the Fund section of the
    prospectus to reflect the specific corresponding risks of the types and location of real estate in which the Fund will invest.
15. The first sentence of the fifth paragraph states that the Fund may, among other things, securitize loans. Please disclose in greater detail how the Fund may securitize assets, including the types of assets it may securitize, the types of vehicles the Fund will use to do so
    (including whether or not all such vehicles will be wholly-owned or controlled subsidiaries of the Fund), the types of securities the vehicles will issue (e.g., debt, equity), whether the securities will be issued in tranches and if, and how, tranches will be prioritized over each other, how the vehicles will issue securities (e.g., in private placements), and what recourse
    debt holders will have against the Fund   s assets. We may have more
comments after
    reviewing your response.
 MacCary Laban, Esq.
Page 5
November 4, 2021

16. The last sentence of the third paragraph on page 9 states that the Fund may engage in short sales. Please confirm that an estimate of any interest and dividend expense to be incurred on short sales will be reflected in the fee table. Alternatively, please confirm to us that the Fund has no current intention to engage in short sales (i.e., the Fund will not engage in short sales within one year of the effective date of the registration statement).
17. The first sentence of the fourth paragraph on page 9 states that the Fund may invest in shares of other investment companies. Please tell us whether or not the Fund intends to invest in unregistered investment companies and, if so, the extent to which it expects to do so. If the
    Fund does not intend to invest in unregistered investment companies, please revise the
    sentence to refer to    other registered investment companies   . Please
also confirm that, if
    necessary, the expenses of such investments will be reflected in a separate Acquired Fund
    Fees and Expenses line item in the fee table. See Instruction 10 to Item
3.1 of Form N-2.
18. The last sentence on page 9 states that the Cayman Subsidiary (unlike the
Fund) may invest
    without limitation in Regulation S securities. Please disclose the Fund   s
limit on investments
    in Regulation S securities.
19. Please delete    [t]o the extent its financial statements are consolidated
with those of the Fund
    in the first sentence of the second to last paragraph.
Prospectus Summary     Leverage (pages 10     14)
20. The first sentence describes how much leverage the Fund intends to add to its portfolio.
    Please consider whether the Fund needs to disclose the risk that it will not be able to continue to maintain this level of leverage in its portfolio upon the compliance date for Rule 18f-4 under the 1940 Act.
21. Please delete    and its financial statements are consolidated with those
of the Fund    in the
    tenth paragraph.
22. The last paragraph states that the Fund also may borrow money. Please confirm that an estimate of the costs of borrowing money are reflected in the fee table.
Prospectus Summary     Dividends and Distributions (pages 14     16)
23. The second sentence of the fifth paragraph states that there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds
the Fund   s net
    investment income and net realized capital gains for the relevant year. If the Fund expects to make return of capital distributions in its first year of operations, please prominently disclose on the prospectus cover page that the Fund expects to make return of capital distributions and that such distributions do not represent income.
Prospectus Summary     Principal Risks of the Fund (pages 17     64)
24. This section of the Prospectus Summary is approximately 47 pages. Please summarize the
    disclosure of the Fund   s principal risks in this section of the
Prospectus Summary. See
 MacCary Laban, Esq.
Page 6
November 4, 2021

   Instruction to Item 3.2. of Form N-2 (stating that the synopsis should provide a clear and concise [emphasis added] description of the key features of the offering and the Fund)
Prospectus Summary     Principal Risks of the Fund     Securitization Risk
(page 33)
25. The first paragraph indicates that an SPE may issue a single class of notes or multiple classes of notes, the most senior of which carries less credit risk and the most junior of which may carry substantially the same credit risk as the equity of the SPE. Please explain to us whether the issuance of notes by an SPE involves the issuance of a senior security by the
    Fund. If so, please explain to us how the issuance of such notes would comply with sections
    18(a)(1) and 18(c) of the 1940 Act. We may have more comments after reviewing your response.
Prospectus Summary     Principal Risks of the Fund     Emerging Markets Risk
(pages 36
    37)
26. Please review the Emerging Markets Risk factor and revise as necessary to tailor the risks disclosed to the emerging markets in which the Fund intends to invest. See ADI 2020-11,
    Registered Funds    Risk Disclosure Regarding Investments in Emerging
Markets.
Prospectus Summary     Principal Risks of the Fund     Real Estate Risk and
Private Real
Estate Risk (pages 39     41)
27. Please disclose, if accurate, that the Fund will bear property level expenses (e.g, property management expenses, disposition of real estate expenses, financing expenses) with respect to its real estate holdings. Also, please confirm that all property level expenses to be borne by the Fund will be reflected in the fee table.
Prospectus Summary     Principal Risks of the Fund     REIT Subsidiary Risk
(pages 42
45)
28. The third paragraph on page 44 states that a REIT Subsidiary will have approximately 100 to
    125 preferred shareholders who will be unaffiliated with PIMCO, and private placement, administrative, distribution and reporting services with respect to the preferred shareholders will be provided by a third party firm. Please supplementally explain how the purchase by preferred shareholders will be accomplished, the timing of any issuance of the REIT
    Subsidiary   s preferred shares and any cost or other implication of such offering for
    shareholders of the Fund. If such offering will take place within one year of the effective date of the registration statement, please confirm that costs associated with any offering and any estimated dividend expense of the preferred shares will be reflected in the fee table.
    Also, please disclose who will pay the private placement, administrative, distribution and reporting expenses of the third party firm. We may have more comments after reviewing your response.
 MacCary Laban, Esq.
Page 7
November 4, 2021

Prospectus Summary     Principal Risks of the Fund     Valuation Risk (page 48)
29. In light of the Fund   s real estate investments, please tailor the
valuation risk factor to reflect
    heightened valuation risk associated with real estate holdings.
Prospectus Summary     Principal Risks of the Fund     Leverage Risk (pages 48
   50)
30. Please revise the fifth sentence of the second full paragraph on page 50 to state that the Fund will treat all borrowings made by any such special purpose vehicle that is wholly-owned or controlled by the Fund as senior securities (as defined in the 1940 Act) for purposes of
    complying with the 1940 Act   s limitations on leverage.
Prospectus Summary     Principal Risks of the Fund     Portfolio Turnover Risk
(pages 58
    59)
31. Please disclose active and frequent trading in the    Investment Objectives
and Policies
    section of the Prospectus Summary.
Management of the Fund     Net Asset Value (pages 151     153)
32. The first sentence of the second paragraph on page 153 states that investments for which market quotes or market-based valuations are not readily available are valued at fair value as determined in good faith by the Board or persons acting at their direction. As the Fund will invest in real estate as part of its principal strategies, please provide a more detailed description of how real estate will be fair valued.
33. With respect to loans originated by the Fund, please confirm that the Fund will disclose both
    in the registration statement and in a footnote to the Fund   s financial
statements in the Fund   s
    shareholder reports, that the Fund has adopted a valuation policy that provides that (1) the unit of account is at the individual loan level, (2) fair valuation will be performed using inputs which incorporate borrower-level data and (3) borrower-level data is updated as often as NAV is calculated. See ASC 820-10-55-105 for guidance and examples. Repurchase of Common Shares; Conversion to Open-End Fund (page 161)
34. The fifth sentence of the first paragraph states that, if the Common Shares were to trade at a substantial discount to NAV for an extended period of time, the Board may consider the purchase of its Common Shares on the open market or in private transactions or the making of a tender offer for such shares. Please tell us whether there is a specific repurchase plan contemplated by the Board. If so, please disclose the details of such repurchase plan. We may have more comments after reviewing your response.
STATEMENT OF ADDITIONAL INFORMATION
Investment Restrictions     Fundamental Investment Restrictions (pages 83
84)
35. Please add    or group of industries    after    single industry    in the
first sentence of (1). See
    Item 17.2.e. of Form N-2.
 MacCary Laban, Esq.
Page 8
November 4, 2021

Investment Restrictions     Other Information Regarding Investment Restrictions
(pages
84     86)
36. The first full sentence on page 85 states that tax-exempt municipal bonds are not subject to
    the Fund   s industry concentration policy. Please confirm that the Fund will look through a
    private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining
the Fund   s
    compliance with its concentration policy.
37. In the first full paragraph on page 85, please delete    to the extent
applicable   . Alternatively,
    please revise this sentence to clarify what    to the extent applicable
means.
PART C     OTHER INFORMATION
Item 25. Financial Statements and Exhibits
38. Please delete    Form of    in Exhibits g., h.1., h.2., h.3, j., k.1., k.2
and p.
39. Please confirm that the legality opinion of Ropes & Gray LLP will be consistent with Staff
    Legal Bulletin 19.
Item 34. Undertakings
40. Please renumber undertaking 5 as 4 and 6 as 7.
41. In undertaking 5.a., please replace the reference to Rule 497(h) with Rule 424(b)(1).
42. Please add undertaking 6 from Item 34 of Form N-2.
43. Please insert    Prospectus or    before    Statement of Additional
Information    in undertaking
    no. 6.
Signature Page
44. We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of
    Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of Trustees. See Section 6(a) of Securities Act of
    1933 (   Securities Act   ).
GENERAL COMMENTS
45. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.
46. We note that many portions of your filing are incomplete or to be updated by amendment, including information about the Trustees and significant components of the financial information such as the financial statements, consents and fee table. We may have additional comments on such portions when you complete them in pre-effective amendments, on
 MacCary Laban, Esq.
Page 9
November 4, 2021

      disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.
47. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities
    Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.
48. Please advise us whether FINRA has approved the distribution terms and arrangements of the
    Fund   s offering.
49. Please advise us if you have submitted or expect to submit any exemptive applications (other than the application to permit the Fund to co-invest with certain other persons, as described on page 10 of the prospectus) or no-action requests in connection with your registration statement. Please also tell us when the application to permit the Fund to co-invest will be submitted.
50. Response to this letter should be in the form of a pre-effective amendment filed pursuant to
    Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                         * * * * *
       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6782.

                                                              Sincerely,

                                                              /s/ Anu Dubey

                                                              Anu Dubey
                                                              Senior Counsel
cc:      Michael Spratt
         Michael Shaffer